EXHIBIT 99.1

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

Cambridge Antibody Technology

2) Name of shareholder having a major interest

FMR Corp., Fidelity International Limited and Edward C Johnson 3d

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non beneficial

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Chase Nominees Limited (66,125), HSBC (66,775), Chase Manhattan Bank London (5,382), Chase Nominees Ltd (260,299), Bankers Trust (277,628), MSS Nominees Ltd (22,700), Nortrust Nominees Ltd (89,500), RBS Trust Bank (121,937), Northern Trust (40,600), BT Globenet Nominees Ltd (47,900), Bank of New York - London (36,400), JP Morgan (17,253), Bank of New York Brussels (23,400), State Street Bank & Trust (8,900).


5) Number of shares/amount of stock acquired

Nil

6) Percentage of issued class


N/A

7) Number of shares/amount of stock disposed

89,600

8) Percentage of issued class

0.25%


9) Class of security

Ordinary 10 pence

10) Date of transaction

Not disclosed

11) Date company informed

4 March 2003


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12) Total holding following this notification

1,084,799


13) Total percentage holding of issued class following this notification

2.98%

14) Any additional information

The Company has been informed that nothing should be taken to indicate that the interests notified act as a group or in concert in respect of the disclosed interests.

15) Name of contact and telephone number for queries

Justin Hoskins, 01223 471471

16) Name and signature of authorised company official responsible for making this notification


Diane Mellett, Company Secretary

Date of notification 4 March 2003